

December 3, 2014

Via E-Mail
Matthew M. Rizai
Chief Executive Officer
Workiva Inc.
2900 University Blvd
Ames, IA 50010

> **Re:** **Workiva Inc.**
> **Response Letter dated November 26, 2014**
> **Filed November 26, 2014**
> **File No. 333-199459**

Dear Mr. Rizai:

We have reviewed your response and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 6. Debt, page F-23

1.   We note from your response to prior comment 1 that had you instead analogized to a gain contingency model under ASC 450, you would have still been able to recognize the full amount of the grant during the project completion period in the same manner as under IAS 20. Please explain to us the basis for your conclusion that you would have recognized the full amount of the grant during 2013 under the gain contingency model of ASC 450. As part of your response, please address the following:

- Describe all circumstances in which you might be required to repay the loan or portions of the loan.
- Explain how you considered the risks disclosed on page 16 of your S-1/A filed December 1, 2014, that you have a limited operating history, which makes it difficult to predict future operating results, and you have not been profitable historically and may not achieve or maintain profitability in the future in determining that the forgivable loan was realized or realizable.

2. Please provide us the forgivable loan agreement related to the forgivable loan financing received on February 1, 2011 that you recognized in 2013.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551- 3564, or Pat Gilmore, Accounting Branch Chief, at (202) 551- 3406, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

Sincerely,

/s/ Mark P. Shuman, for

Barbara C. Jacobs
Assistant Director

cc: Via-Email
        Kimberly K. Rubel, Esq.
        Drinker Biddle & Reath LLP